EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	September 30, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 466,422	$ 3,423,939
Accounts receivable	14,652	40,240
Due from related party (Note 5)	--	131,224
Prepaid expenses and deposits	147,832	142,300
	628,906	3,737,703
Other	7,263	7,019
Equipment	472,051	523,090
Mineral property interests (Note 2)	922,161	859,531

	$ 2,030,381	$ 5,127,343

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 386,042	$ 427,870
Due to related parties (Note 5)	227,915	173,273
Capital lease obligation	5,251	--
	619,208	601,143
Capital lease obligation (Note 3)	32,890	--
Preference shares (Notes 4 and 5)	649,790	613,871
	1,301,888	1,215,014

Shareholders’ equity
Share capital	30,557,739	29,874,576
Preference shares (Note 4)	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,376,906	2,319,034
Deficit	(31,719,598)	(27,794,727)
	728,493	3,912,329

	$ 2,031,381	$ 5,127,343

Going concern (Note 1)

Subsequent events (Notes 2 and 9)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“William J. Witte”

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Expenses
Amortization	$ 22,168	$ 15,062	$ 64,652	$ 41,674
Accretion of debt portion of preference shares	3,668	5,489	10,858	12,241
Ceramext™ process research (Note 8)	458,999	324,531	1,179,000	915,996
Exploration expenses (Note 7)	467,742	535,135	1,349,843	1,247,604
Foreign exchange loss	1,322	26,067	24,732	6,253
Finance expense	13,019	11,504	37,179	33,186
Legal, accounting and audit	13,209	36,589	61,795	79,133
Management and consulting fees	8,070	6,263	50,331	18,452
Other consulting fees	--	--	28,309	--
Office and administration	96,083	86,299	383,681	302,865
Salaries and benefits	126,229	143,365	522,796	613,412
Shareholder communications	33,788	63,158	153,247	228,371
Stock-based compensation	--	--	--	143,979
Travel	11,300	32,101	97,152	73,034
Loss before interest income	1,255,597	1,285,563	3,963,575	3,716,200

Interest income	(2,810)	(25,403)	(38,704)	(70,896)
Loss for the period	1,252,787	1,260,160	3,924,871	3,645,304

Deficit, beginning of period	30,466,811	24,934,706	27,794,727	22,549,562

Deficit, end of period	$ 31,719,598	$ 26,194,866	$ 31,719,598	$ 26,194,866

Loss per share – basic and diluted	$ 0.02	$ 0.02	$ 0.06	$ 0.07

Weighted average number of common shares outstanding	65,654,084	65,518,099	65,923,632	53,137,771

Total common shares outstanding at end of period	67,117,301	65,518,099	65,518,099	65,518,099

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	47,158,099	$ 22,819,677	$ 90,902	$ 2,128,708	$ (577,456)	$ (22,549,562)	$ 1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	4,433
Stock-based compensation	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	29,874,576	90,902	2,319,034	(577,456)	(27,794,727)	3,912,329
Shares issued for cash:
Stock options exercised	153,000	37,063	--	--	--	--	37,063
Private placement, less share issue costs	1,426,202	632,534	--	71,438	--	--	703,972
Fair-value of stock options exercised	--	13,566	--	(13,566)	--	--	--
Loss for the period	--	--	--	--	--	(3,924,871)	(3,924,871)
Balance, September 30, 2006	67,117,301	$ 30,557,739	$ 90,902	$ 2,376,906	$ (577,456)	$ (31,719,598)	$ 728,493

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash provided by (used for):
Operating activities:
Loss for the period	$ (1,252,787)	$ (1,260,160)	$ (3,924,871)	$ (3,645,304)
Items not involving cash
Amortization	44,743	82,549	130,746	200,572
Stock-based compensation	--	--	--	190,326
Accretion of debt component of preference shares	3,668	5,489	10,858	12,241
Effect of currency translation	(849)	30,747	24,817	20,015
Changes in non-cash operating working capital
Accounts receivable	6,543	27,102	25,588	52,764
Due to/from related parties	170,984	(55,903)	185,866	75,072
Prepaid expenses and deposits	(26,834)	(84,181)	(5,532)	(114,982)
Accounts payable and accrued liabilities	121,770	40,147	(41,828)	(99,506)
Capital lease	1,099	--	5,251	--
	(931,663)	(1,214,210)	(3,589,105)	(3,308,802)

Investing activities:
Mineral property acquisition costs	(26,639)	(20,480)	(62,630)	(55,954)
Equipment additions	(11,033)	(157,300)	(46,817)	(254,926)
	(37,672)	(177,780)	(109,447)	(310,880)

Financing activities:
Common shares issued for cash	703,972	(4,993)	741,035	7,050,466

Increase (decrease) in cash and cash equivalents during the period	(265,363)	(1,396,983)	(2,957,517)	3,430,784
Cash and cash equivalents, beginning of period	731,785	6,132,761	3,423,939	1,304,994
Cash and cash equivalents, end of period	$ 466,422	$ 4,735,778	$ 466,422	$ 4,735,778
Cash and cash equivalents is comprised of:
Cash and in bank	$ 466,422	$ 648,188	$ 466,422	$ 648,188
Short-term money market instruments	--	4,087,590	--	4,087,590
	$ 466,422	$ 4,735,778	$ 466,422	$ 4,735,778

See accompanying notes to interim consolidated financial statements

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended September 30, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005.

1.

Going concern assumption:

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going-concern, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  As at September 30, 2006, the Company has no source of operating cash flow and has an accumulated deficit of $31,719,598.  In addition, the Company has working capital of $9,698 and has capitalized $922,161 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $3,924,871 for the nine months ended September 30, 2006.  Operations for the nine months ended September 30, 2006, have been funded primarily from net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Although there are no assurances that management’s plan will be realized, management is confident that it will be able to secure the necessary financing to continue operations into the future.

These financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

2.

Mineral property interests:

The cumulative acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	September 30, 2006	December 31, 2005
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,727	94,735
Jazz Property, British Columbia	31,828	21,828
Stewart Property, British Columbia	173,420	146,782
	$ 922,161	$ 859,531

Idaho-Maryland Property, California

The Company maintains a lease and option to purchase the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  The lease and option to purchase remain in good standing and expire on May 31, 2007.

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$80,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  A cash payment of Cdn$30,000 due in August was not made, and subsequent to September 30, 2006, in an amended agreement with the optionors, 60,000 common shares were issued to the optionors, at a deemed value of Cdn$0.50 per share, in lieu of the Cdn$30,000 cash payment.  Upon the issuance of the shares, one additional cash payment of Cdn$40,000 is remaining, due in 2007.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 (30,000 paid) to the optionor over a ten-year period.  The property is subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 (completed) in exploration work on the property within 2 years from the date of the agreement.  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

3.

Obligations under capital lease:

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At September 30, 2006, future minimum lease payments under capital leases are $48,756, including $10,620 of anticipated interest payments, payable at $697 monthly, for a total annual payment of $8,364.

4.

Share capital:

Authorized

Unlimited number of common shares without par value

Unlimited number of first preference shares without par value

Private placement, common shares

A private placement of 1,426,202 units at a price of Cdn$0.60 was completed on September 15, 2006.  Each unit was comprised of one common share and one share purchase warrant, exercisable at Cdn$1.00 until September 15, 2008.  The value attributed to these non-transferable share purchase warrants was $0.10 per warrant.

Preference shares

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, September 30, 2006 and December 31, 2005	3,948,428	$ 90,902
Debt portion of Class A Preference Shares	September 30, 2006	December 31, 2005
Balance, beginning of period	$ 613,871	$ 577,529
Accretion of debt	10,858	16,448
Foreign exchange loss on debt	25,061	19,894
Balance, end of period	$ 649,790	$ 613,871

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At September 30, 2006, Cdn$212,441 in dividends payable has been accrued in accounts payable.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

4.

Share capital (continued):

Stock options

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 6,553,810 common shares, of which 489,810 stock options are still available to be issued.  During the period ended September 30, 2006, 45,000 stock options were cancelled 153,000 stock options were exercised.  At September 30, 2006, 6,106,000 stock options are outstanding, exercisable for periods up to ten years.

Warrants

As at September 30, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
1,426,202	Cdn$1.00	September 15, 2008
19,786,202

5.

Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 4).

Balances receivable from (f):	September 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ --	$ 131,224
Balances payable to (f):
LMC Management Services Ltd.	33,028	--
Directors, officers and employees	194,887	173,273
	$ 227,915	$ 173,273

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the nine months ended September 30, 2006, $666,087 (2005 - $578,732) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of $16,833 (2005 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (b) above.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

5.

Related party transactions and balances (continued):

(c)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company to June 22, 2006.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in Note 4.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 4.

6.

Comparative figures:

Where necessary, comparative figures have been changed to conform to the current period’s presentation.

7.

Consolidated schedules of research costs:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Ceramext™ Process Costs
Prototype materials for research	$ 31,560	$ 25,838	$ 127,068	$ 68,039
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	10,000	47,853	30,000	120,795
Consulting fees	18,259	1,895	32,348	4,189
Consumable materials	5,481	39	32,434	38,843
Engineering costs	308,722	182,136	726,800	481,020
Marketing and commercialization	20,769	9,617	25,091	13,446
Sample preparation	16,443	14,345	51,909	41,004
Site costs	37,225	37,635	123,460	110,334
Stock-based compensation	--	--	--	28,489
Transportation	10,540	5,173	29,890	9,837
Incurred during the period	$ 458,999	$ 324,531	$ 1,179,000	$ 915,996

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

8.

Consolidated schedules of exploration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ --	$ --	$ 3,932
Geological and geochemical	220,060	143,880	611,524	456,680
Land lease and taxes	56,038	31,907	116,578	95,684
Marketing study for tailings disposal	--	184,279	--	184,279
Mine planning	157,393	103,290	411,790	326,407
Site activities	31,747	54,959	193,421	132,102
Stock-based compensation	--	--	--	17,858
Transportation	1,498	4,164	13,698	12,487
Incurred during the period	466,736	522,479	1,347,011	1,229,429
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	172	30	228	1,552
Site activities	--	--	25	205
Incurred during the period	172	30	253	1,757
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	--	(107)	146	1,550
Site activities	--	--	64	131
Incurred during the period	--	(107)	210	1,681
Stewart Property, British Columbia
Exploration costs
Drilling	--	11,250	--	11,250
Geological and geochemical	834	104	2,219	2,003
Site activities	--	989	150	1,094
Transportation	--	390	--	390
Incurred during the period	834	12,733	2,369	14,737
Incurred during the period	$ 467,742	$ 535,135	$ 1,349,843	$ 1,247,604

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005

(expressed in United States dollars)

9.

Subsequent events:

Subsequent to September 30, 2006, the Company:

(a)

announced a brokered private placement financing through the facilities of M Partners Inc. of up to Cdn$5,000,000.  There are two components to the financing.  Approximately 80% will be comprised of units of one common share and one share purchase warrant, exercisable for two years.  The remaining 20% will be comprised of units of one Flow-Through share and one-half of one non-flow-through (“NFT”) share purchase warrant.  Each whole NFT share purchase warrant will entitle the holder to purchase one additional common share of the Company for two years.  Commissions of 8% will be paid with respect to the financing.

(c)

reduced the Golden Bear Ceramics Company operations and deferred its capital investment in Golden Bear Ceramics while it examines various alternatives for further development and commercialization of the Ceramext™ technology.  One of the alternatives under consideration is a reorganization of the Company to permit the separate financing and development of the Ceramext™ technology.  The Company will continue to meet its obligations under and maintain its world wide license of the technology.

(d)

issued 820,000 stock options to directors, officers and employees of the Company exercisable at a price of Cdn$0.29, with an expiry date of November 24, 2011.